                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)


                              RIDDELL SPORTS INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                  765670-10-4
                                 (CUSIP Number)


                               Lisa Marroni, Esq.
                              RIDDELL SPORTS INC.
                            900 THIRD AVE - FLOOR 27
                           NEW YORK, NEW YORK  10022
                                 (212) 826-4300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 8, 1998
                         (Date of Event which Requires
                           Filing of this Statement)


      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR
      (4), CHECK THE FOLLOWING  BOX: [ ]

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   M.L.C. PARTNERS LIMITED PARTNERSHIP
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  13-3507237
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER              NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER            NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER         NONE
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER       NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           NONE
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      NONE
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           PN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS    ROBERT HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2991917
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        474,445
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           474,445
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        5.2%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   QEN, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2826611
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             50,000
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        50,000
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           50,000
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           LESS THAN 1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   ROBERT NEDERLANDER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             5,348,687
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,287,901
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,348,687
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     52.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   R.E.R. CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-276-7825
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP:    (a)  (X)
                                                                 (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        529,364
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           529,364
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       5.8%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JOHN MCCONNAUGHY, JR.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,070,144
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,070,144
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      11.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEMC CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        885,200
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           885,200
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.7%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAVID MAUER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        421,525
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           421,525
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       4.4%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAN COUGILL
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        96,427
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           96,427
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.0%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LENNY CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   13-3970019
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC, OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        966,443
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           966,443
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.5%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF, P.C. DEFINED
                                          BENEFIT PLAN
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        118,611
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           118,611
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.3%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           OO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,342,003
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,342,003
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       14.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEFFREY G. WEBB
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,130,687
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,130,687
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       11.9%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

     This Amendment No. 5 amends the Schedule 13D filed on February 15, 1994 and amended on August 9, 1995, May 10, 1996, June 26, 1997 and August 22, 1997(the "Schedule 13D") by M.L.C. Partners Limited Partnership, a Delaware limited partnership ("MLC") and its three general partners, Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), Lenny Corp., a Delaware corporation ("Lenny Corp.") and Financial Trustees, Inc., a Florida corporation ("FTI"), and also, QEN, Inc., a Michigan corporation ("QEN"), Robert E. Nederlander ("Nederlander") and John McConnaughy, Jr. ("McConnaughy"), relating to the common stock (the "Common Stock"), par value $.01 per share (the "Shares"), of Riddell Sports Inc. (the "Company").

Item 2.   Identity and Background.

     Item 2 is hereby amended and supplemented as follows:

     This Statement is being filed by MLC, its general partner, Robert Holdings, and also Lenny Corp, Leonard Toboroff, P.C., Defined Benefit Plan, a pension plan intended to be qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended ("Benefit Plan"), JEMC Corp., a Delaware corporation ("JEMC"), QEN, R.E.R. Corp., a Michigan corporation ("RER"), Nederlander, McConnaughy, Leonard Toboroff ("Toboroff"), David Mauer ("Mauer"), Dan Cougill ("Cougill") and Jeffrey Webb ("Webb"). MLC, Robert Holdings, RER, Lenny Corp., Benefit Plan, JEMC, QEN, Nederlander, McConnaughy, Toboroff, Mauer and Cougill are hereinafter sometimes collectively referred to as the "Original Reporting Persons" and collectively with Webb, the "Reporting Persons."

     The names, business address, present principal occupation or employment and address of any corporation or organization in which such employment is conducted, of the executive officers and directors and controlling stockholders of Robert Holdings, Lenny Corp., Benefit Plan, RER, JEMC and QEN are set forth on Schedule A, B, C, D, E and F, attached hereto, respectively.

     None of the Reporting Persons, and to the knowledge of the Reporting Persons, the persons set forth on Schedules A through F, attached hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other
            Consideration.

     Item 3 is hereby amended as follows:

     This report reflects the grant to Mr. Webb under the Company's 1997 Stock Option Plan more fully described in Item 4, of 20,800 shares of Company Common Stock reflecting a bonus for his services as Chief Executive Officer and

President of Varsity Spirit Corporation, a subsidiary of the Company. No funds were required in exchange for such grant.

      The report also reflects that certain options to acquire shares of the Company's Common Stock previously granted to Mr. Mauer and Mr. Cougill under the Company's 1991 Stock Option Plan as incentives for their services which are exercisable currently and have not previously been reported on Schedule 13D, and therefore are deemed beneficially owned by such persons in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended. The options were granted as incentives for the continued services of such persons as officers of the Company and no funds were required in exchange for the grant of such options.

     As described more fully below, this report also relates to the distribution by MLC of its entire interest in shares of Company Common Stock by means of(i)the distribution by MLC of its interest in a Voting Trust Certificate representing 786,531 shares of Company Common Stock to Robert Holdings and JEMC and (ii) the dissolution of MLC and the distribution in dissolution of MLC's interest in a warrant to acquire 43,750 shares of Company Common Stock to Robert Holdings and JEMC. No funds were required in exchange for the distribution of the equity interest.

      This report also reflects an increase in Nederlander's beneficial ownership by the number of shares of stock granted to Mr. Webb (20,800)and the aggregate of 63,750 shares underlying the options granted to Messrs. Mauer and Cougill that recently vested. Mr. Nederlander obtained beneficial ownership of such shares because the terms of a Stockholders Agreement, dated as of August 14, 1995, by and among Robert Nederlander, as voting trustee (the "Voting Trustee") under the Voting Trust Agreement dated as of May 29, 1991, by and among the Company and all of the stockholders of the Company listed on Schedule A thereto (the "Voting Trust Agreement"), Lenny Corp., a Delaware corporation, Leonard Toboroff, P.C. Defined Benefit Plan ("Benefit Plan"), Toboroff, Mauer, Cougill, RER and JEMC, pursuant to an amendment, dated June 26, 1997 (the "Amendment"), by and among the Reporting Persons. convey voting control to Nederlander over Shares owned by Cougill, Mauer, McConnaughy, Toboroff, JEMC, Lenny Corp. Benefit Plan and Webb.


Item 4

     Item 4 is hereby amended to provide as follows:

     This amendment to Schedule 13D is filed for the following reasons:

      In February 1998 the general partner of MLC determined to distribute certain assets of MLC to its partners, and in this connection Robert Holdings received a distribution of voting trust certificates reflecting 449,445 shares of Company Common Stock and JEMC received a distribution of voting trust certificates reflecting 337,086 shares of Company Common Stock. Robert Holdings and JEMC have agreed to hold these interests subject to the terms of the Voting Trust Agreement thereby conveying voting control over the shares underlying these certificates to Mr. Nederlander, subject to certain exceptions described below in the event Mr. McConnaughy defaults under the loan. Accordingly, Mr. Nederlander is deemed to beneficially own these shares underlying the voting trust certificates which were transferred by MLC to Mr. McConnaughy so long as they are subject to the Voting Trust.

      Also in April 1998, the partners of MLC agreed to liquidate MLC. In connection with such liquidation, MLC made a distribution to the partners in accordance with their capital contributions of its net assets, including a warrant to acquire 44,750 shares of Company Common Stock. As a result, Robert Holdings received a warrant to acquire 25,000 shares of Company Common Stock and JEMC received a warrant to acquire 18,750 shares of Company Common Stock. The warrants contain the same terms and conditions as the warrant owned by MLC, and are currently exercisable. The shares of stock underlying the warrants granted to Robert Holdings and JEMC are subject to the terms of the Stockholders' Agreement and may be deemed to be beneficially owned by Mr. Nederlander. In connection with the transactions described above, the Stockholders' Agreement was amended to add Robert Holdings Inc. as a party
bound by its terms.     As a result of the above, MLC no longer owns any
securities of the Company and is no longer a member of the Group filing this
Schedule 13D.


      In April, 1998, in connection with a loan that did not involve the Company, JEMC granted a lender a lien on the 337,086 shares of Company stock underlying such voting trust certificates. Additionally, McConnaughy granted such lender a lien in a voting trust certificate representing 147,444 shares of Company Common Stock and certain shares of Company Common Stock subject to the Stockholders' Agreements. Pursuant to an agreement with the other parties to the Voting Trust Agreement, in the event that JEMC or McConnaughy defaults under any of its obligations under such loan, the lender may foreclose upon the shares of stock pledged as collateral to secure the loan, and the Voting Trustee shall release such shares from the Voting Trust Agreement and cause the Company to issue the shares underlying such voting trust certificates to the lender free of any contractual restrictions of the Voting Trust Agreement.

     Webb is a director and officer of the Company who has received a grant of 20,800 share of Company Common Stock under the Company's 1997 Stock Option Plan as a bonus for his services in 1997.

      Mauer and Cougill are directors and/or officers of the Company who have received grants of stock options under the Company's 1991 Stock Option Plan.
As listed below, some of these options have recently vested in accordance with their terms, and such persons are deemed to beneficially own the shares of Common Stock underlying such options. The options owned by Cougill were granted December 17, 1996 and became exercisable December 17, 1997. The options owned by Mauer were granted March 23, 1993 and became exercisable March 23, 1998.

     Accordingly, this Amendment No. 5 amends the Schedule 13D to include the beneficial ownership by certain of the Reporting Persons of the following number of shares of Common Stock underlying options previously reported on this
Schedule 13D and currently exercisable:

Name                 Number of Shares   Exercise price per Share
----                 ----------------   ------------------------
Dan Cougill              3,750                      $4.31

David Mauer             17,600                       3.625
                        40,000                       4.000
                         2,400                       3.25

      In addition, pursuant to the voting agreement contained in the Stockholder's Agreement, Nederlander is deemed to beneficially own the 3,750 shares beneficially owned by Mr. Cougill the 60,000 shares beneficially owned by Mr. Mauer and the 20,800 shares owned by Mr. Webb and reported herein, and Messrs. Cougill and Webb no longer have sole voting power with respect to those shares.

     As a result of the stock grants and option vesting described above, the Reporting Persons beneficially own an aggregate of 5,348,687 Shares, representing 52.6% of the Common Stock, adjusted to include options and warrants exercisable by the Reporting Person within 60 days of April 15, 1998. By virtue of the foregoing, the Reporting Persons may be deemed to exercise control over the management and affairs of the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject, in Webb's case, to applicable federal securities law limitations on sales of restricted securities. Any such actions will depend upon, among others, the availability of shares of Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

     Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

     (a) Based on the most recent publicly available filing with the Securities and Exchange Commission there are 9,117,154 Shares of Common Stock issued and outstanding.

     Nederlander beneficially owns (i) individually and as controlling stockholder of Robert Holdings, RER and QEN, 1,287,901 Shares (of which

646,037 are subject to the Voting Trust) and (ii) an additional 4,060,786 Shares, as voting trustee under the Voting Trust and pursuant to the Stockholders' Agreement, (5,348,687 Shares in the aggregate), representing 52.6% of the currently issued and outstanding Shares of Common Stock, adjusted to include options and warrants exercisable by the Reporting Persons within 60 days of April 15, 1998.

      Cougill beneficially owns 96,427 Shares, representing 1% of the currently issued and outstanding Shares of Common Stock (adjusted to include options and warrants exercisable by the Reporting Person within 60 days of April 15, 1998), all of which are subject to the Stockholders' Agreement; Cougill has sole dispositive power with respect to such shares.

     Webb beneficially owns 1,130,687 Shares of Common Stock, representing 11.9% of the currently issued and outstanding shares of Common Stock (adjusted to include options and warrants exercisable by the Reporting Person within 60 days of April 15, 1998), all of which are subject to the Stockholders' Agreement; Webb has sole dispositive power with respect to such Shares.

      Mauer beneficially owns 421,525 Shares, representing 4.4% of the currently outstanding issued and outstanding Shares (adjusted to include options and warrants exercisable by the Reporting Person within 60 days of April 15, 1998), all of which are subject to the Stockholders' Agreement; Mauer has sole dispositive power with respect to such Shares.

      (b) Nederlander, pursuant to the Voting Trust, has the sole power to vote all of the Shares subject to the Voting Trust owned by Nederlander, JEMC, Robert Holdings and McConnaughy, subject to the conditions set forth above relating to a default by McConnaughy under a loan.

     Pursuant to the Stockholders' Agreement the Reporting Persons have agreed to vote those Shares beneficially owned by them, and not subject to the Voting Trust, as Nederlander, as the voting trustee under the Voting Trust, votes the Shares held pursuant to the Voting Trust and (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan (heretofore approved). As a result thereof, Nederlander has sole voting power of all of the Shares of Common Stock currently held by the Reporting Persons pursuant to the Stockholders' Agreement (5,348,687 Shares in the aggregate).

      (c)  None.

      (d)  None.

      (e) MLC ceased to own securities of the Company on April 8, 1998.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      No Change.

Item 7.   Material to be Filed as Exhibits.

      23    Amendment No. 2 to Stockholders' Agreement dated
            August 14, 1995 dated as of March 2, 1998.


                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998    M.L.C. PARTNERS LIMITED
                           PARTNERSHIP

                         By:  Robert Holdings, Inc.
                              its General Partner

                              by: /s/ ROBERT E. NEDERLANDER
                                  Robert E. Nederlander
                                  President



                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         ROBERT HOLDINGS, INC.

                         By:  /s/ ROBERT E. NEDERLANDER
                              Robert E. Nederlander
                              President



                         SIGNATURE

             AFTER REASONABLE INQUIRY AND TO THE BEST OF
ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT
THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
COMPLETE AND CORRECT.

DATED: April 16, 1998         R.E.R. CORP.

                         BY:  /S/ ROBERT E. NEDERLANDER
                              ROBERT E. NEDERLANDER
                              PRESIDENT

                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         QEN, INC.

                         By:  /s/ ROBERT E. NEDERLANDER
                              Robert E. Nederlander
                              President



                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         /s/ ROBERT E. NEDERLANDER
                              Robert E. Nederlander



                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         JEMC CORP.

                         By:  /s/ JOHN MCCONNAUGHY, JR.
                              John McConnaughy, Jr.
                              President

                         SIGNATURE

             After reasonable inquiry and to the best of
my knowledge and belief, I certify that the information
set forth in this Statement is true, complete and
correct.
Dated:  April 16, 1998        /s/ JOHN MCCONNAUGHY, JR.
                              John McConnaughy, Jr.




                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         LENNY CORP.

                         By:  /s/ LEONARD TOBOROFF
                              Leonard Toboroff
                              President




                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998        LEONARD TOBOROFF, P.C.
                              DEFINED BENEFIT PLAN

                         By:  /s/ LEONARD TOBOROFF
                              Leonard Toboroff
                              Trustee

                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998    /s/ LEONARD TOBOROFF
                             Leonard Toboroff


                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998           /s/ DAVID MAUER
                                    David Mauer




                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998          /s/ DAN COUGILL
                                   Dan Cougill





                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 1998         /s/ JEFFREY G. WEBB
                                  Jeffrey G. Webb

                        Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President,
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.





                        Schedule B

     DIRECTORS AND EXECUTIVE OFFICERS OF LENNY CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Leonard Toboroff              President and Chief
c/o The Corporation Trust     Executive Officer.
     Company
1209 Orange Street            Principal Occupation -
Wilmington, Delaware 19801    investing.

                              Mr. Toboroff is a United
                              States citizen.

                        Schedule C

  TRUSTEE OF LEONARD TOBOROFF, P.C. DEFINED BENEFIT PLAN

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Leonard Toboroff              Trustee
1125 Fifth Avenue
New York, New York  10029     Principal Occupation --
                              investing.

                              Mr. Toboroff is a United
                              States citizen.





                        Schedule D

    DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President,
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.

                        Schedule E

      DIRECTORS AND EXECUTIVE OFFICERS OF JEMC CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
John McConnaughy, Jr.         President and Chief
1001 High Ridge Road          Executive Officer.
Stamford, CT  06905
                              Principal Occupation -
                              investing.

                              Mr. McConnaughy is a United
                              States citizen.





                        Schedule F

      DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President;
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer.
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.